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                      MODERN MEDICAL MODALITIES CORPORATION
                         439 CHESTNUT STREET - 2ND FLOOR
                                 UNION, NJ 07083
                     (TEL) 908-687-8840 - (FAX) 908-687-8842


                                                                   July 17, 2006

United States Securities and Exchange Commission
Tracy McKoy
Division of Corporate Finance
1 Station Place, N.E., Stop 7010
Washington, D.C.  20549


Re:      Modern Medical Modalities Corporation
         Form 10-KSB for Fiscal Year Ended December 31, 2005
         Filed March 31, 2006
         Form 10-QSB/A for the three months ended March 31, 2006
         Filed May 15, 2006
         File No. 0-23416

Dear Ms. McKoy,

This document is in response to your comments of June 26, 2006. To facilitate your review of our responses we have matched each question and response on Attachment 1 here to.

In connection with this response Modern Medical Modalities Corporation, acknowledges:

o the company is responsible for the adequacy and accuracy of the disclosure in their filings,

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant caused this response to be signed on its behalf by the undersigned, thereunto duly authorized.

                      Modern Medical Modalities Corporation

Dated:   July 17, 2006
                                                  By:      /s/ Baruh Hayut
                                                      --------------------------
                                                  Name:  Baruh Hayut
                                                  Title: Chief Executive Officer
Date:   July 17, 2006
                                                  By:      /s/ Minesh Patel
                                                      --------------------------
                                                  Name:  Minesh Patel
                                                  Title: Chief Financial Officer

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Attachment 1

Form 10KSB for the Fiscal Year Ended December 31, 2005

NOTE 16 - Litigation, page 25

1. "We note your response to comment 6 in our letter dated June 15, 2006. You state, "[a] s stated in footnote 16 and the strong possibility of an insurance settlement we believe that it is probable and estimable that the company will have no loss contingency in the financial statements." An insurance settlement is a gain contingency. Loss contingences are to be recognized on a gross basis and not netted with gain contingencies, unless you meet the requirements of FIN 39 for right of setoff. As such, please tell us the probable and estimable amount of loss for the April 2004 lawsuit, independent of any amount that may be paid through insurance. If there is a probable and estimable amount of loss for the April 2004 lawsuit, please restate your consolidated balance sheet to recognize a liability for the loss contingency and an asset for the gain contingency, if the requirements of SFAS 5 are met for recognizing gain contingencies. Please also include disclosure that you recognized a gain contingency for this lawsuit, as you believe the insurance proceeds are recoverable and collectible and meet the requirements of SAB 99 analysis, if you do not believe recognizing the asset and liability, as appropriate, is material to your consolidated balance sheet:"

           WE AGREE THAT AN INSURANCE SETTLEMENT IS A GAIN CONTINGENCY. LOSS CONTINGENCES ARE TO BE RECOGNIZED ON A GROSS BASIS AND NOT NETTED WITH GAIN CONTINGENCIES, UNLESS YOU MEET THE REQUIREMENTS OF FIN 39 FOR RIGHT OF SETOFF. WE WILL INCLUDE DISCLOSURE OF ACCRUALS FOR LOSS CONTINGENCIES AS REQUIRED UNDER SFAS 5, DETERMINED INDEPENDENTLY FROM ANY POTENTIAL GAIN CONTINGENCY FROM INSURANCE RECOVERIES THAT WE BELIEVE ARE PROBABLE, IN FUTURE FILINGS.

           THE COMPANY DOES NOT BELIEVE A RECORDABLE LOSS CONTINGENCY UNDER SFAS 5 FOR THE APRIL 2004 LAWSUIT IS REQUIRED. IT IS REMOTE THAT AN UNFAVORABLE OUTCOME WILL RESULT, NOR CAN A LOSS REASONABLY BE ESTIMATED IF AN UNFAVORABLE OUTCOME WAS TO OCCUR.

           WITH A ZERO PROBABLE LOSS CONTINGENCY, THERE IS A ZERO PROBABLE GAIN CONTINGENCY FROM AN INSURANCE RECOVERY. IT IS OUR OPINION THAT THERE IS NO MATERIALITY ISSUE AT DECEMBER 31, 2005 AND MARCH 31, 2006, AND THEREFORE WE HAVE NOT INCLUDED A SAB 99 ANALYSIS.

           WE ARE CURRENTLY PURSUING WITH THE INSURANCE COMPANY THE STATUS OF THIS CLAIM AND WILL UPDATE OUR DISCLOSURE IN THE JUNE 30, 2006 10QSB, BASED ON INFORMATION PROVIDED BY THE INSURANCE COMPANY.

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Attachment 1, continued,

2. We note that your response to comment 7 in your letter dated June 15, 2006. Based on your responses that you have not been required to make any payments, have not relinquished any of your insurance claims, and there are no actions taken against you or are outstanding as of December 31, 2005 and March 31, 2006, it is unclear to us what you are trying to communicate to investors with regards to the insurance companies actions in which you are a defendant provider in interest:"

         o THIS DISCLOSURE STARTED IN 1999 AND RELATED TO ACTIONS BEING TAKEN BY INSURANCE COMPANIES TO COMBAT INSURANCE FRAUD. THE TYPES OF FRAUD GENERALLY RELATED TO STAGING ACCIDENTS AND MAKING CLAIMS AGAINST INSURANCE COMPANIES FOR VARIOUS BODILY INJURIES. THE COMPANY HAS NOT BEEN NAMED IN ANY SUCH ACTIONS SINCE 2002. THE DISCLOSURE WAS CARRIED FORWARD AS A GENERAL DISCLOSURE INTENDED TO INFORM THE USER OF THE FINANCIAL STATEMENTS THAT FROM TIME TO TIME THE COMPANY IS INVOLVED IN LITIGATION AS A NORMAL COURSE OF BUSINESS. WE AGREE THE DISCLOSURE AS PRESENTED IS NOT CLEAR AND WILL BE REWRITTEN OR ELIMINATED IN FUTURE FILINGS.

         "Please tell us what you mean by your statement in your fiscal year 2005 Form 10KSB, "[i]n all instances to date, the Company has agreed to relinquish its various claims and be dismissed from the lawsuits." Have you at any time with regards too these actions relinquished any of your insurance claims? If you have, please tell us the amount relinquished, including the time period in which you recognized revenue related to these relinquished insurance claims:"

         o IN 1999/2000 THERE WERE TWO OR THREE OF SUCH LAWSUITS THAT CONTAINED THE NAMES SIMILAR TO APPROXIMATELY 5 PATIENTS THAT HAD RECEIVED IMAGING SERVICES AT TWO OF OUR IMAGING CENTERS. IN BOTH CASES WE HAD NOT BEEN PAID FOR THESE SERVICES AT THE TIME OF SERVICE OF THE LAWSUITS, REPRESENTING GROSS BILLINGS OF APPROXIMATELY $6,000. THESE GROSS BILLINGS WOULD HAVE BEEN RECORDED AT APPROXIMATELY $3,000, NET OF ESTIMATED CONTRACTUAL ALLOWANCES OF 50% IN 1999/2000. AT THAT TIME MANAGEMENT DETERMINED IT WOULD BE MORE ECONOMICAL TO WRITE-OFF THE NET RECEIVABLE OF $3,000 AND OBTAIN A RELEASE FROM THE INSURANCE COMPANY AND NOT INCUR THE COST OF LITIGATION WITH THE INSURANCE COMPANY.

         "Please tell us the status of these actions. Please also include the status of these actions in your disclosure in future filings."

         o AS OF DECEMBER 31, 2005 AND MARCH 31, 2006, THE COMPANY IS NOT PARTY TO ANY SUCH ACTIONS. PERTAINING TO THE ACTIONS DISCUSSED ABOVE FROM 1999/2000, THE COMPANY WAS DISMISSED FROM IN THE 1999/2000 TIME PERIOD.

3. "General - Restatements:"

         o THE COMPANY DOES NOT BELIEVE ITS PRIOR FILINGS SHOULD NOT BE RELIED UPON DUE TO AN ERROR AND THOSE FILINGS DO NOT REQUIRE RESTATEMENT. IN FUTURE FILINGS, WE AGREE to DISCLOSE THOSE CONTINGENCIES THAT ARE MATERIAL IN OUR FORM 10-KSB, IN ACCORDANCE WITH INSTRUCTION 2(2)((ii) OF ITEM 310(b) OF REGULATION S-B FOR GUIDANCE.

                                     * * * *


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